Exhibit 99.1

## JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of Common Stock, of the Company. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

**BALYASNY ASSET MANAGEMENT L.P.**

By:    /s/ Scott Schroeder

Name: Scott Schroeder
Title:   Authorized Signatory

**BAM GP LLC**

By:    /s/ Scott Schroeder

Name: Scott Schroeder
Title:   Authorized Signatory

**BALYASNY ASSET MANAGEMENT HOLDING LP**

By:    /s/ Scott Schroeder

Name: Scott Schroeder
Title:   Authorized Signatory

**DAMES GP LLC**

By:    /s/ Scott Schroeder

Name: Scott Schroeder
Title:   Authorized Signatory

**DMITRY BALYASNY**

By:    /s/ Dmitry Balyasny